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Mike Jarman

Vision / Strategy / Value / Development

Austin, Texas · 500+ connections · **Contact info**

 **TurboPass**

St.Edward's University

About

FINTECH / BANKING / DATA INTEGRITY / CREDIT / BUSINESS INTELLIGENCE
Accomplished, decisive, and driven business professional with a record of achievement in closing new business
and developing proactive relationships with customer accounts and strategic business partners. F   ... see more

Activity

6,051 followers

 **Seems like CGI to me**🤔
Mike commented

 **Austin friends!** ✋ **Join us for our special event Wednesday night!!**
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 **Make sure you give our Business Page a "Follow" and "Like"...Thanks for your...**
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 **Super Cool, Lee!! Win/Win** 🤝🤝 **is the only way! Go Atlantic!!**
Mike commented

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Experience

 **Co-Founder**
TurboPass
2016 – Present · 3 yrs
Austin, Texas Area

TurboPass Corporation is Software firm focused on SAAS and custom automation solutions for
SMBs, banks, credit unions, finance companies and automotive dealer partners.

Find out more at:
https://www.nostips.com/optin19600151

 **Auto Dealers Stack Deck Against Subpri...**

Dealer Development Manager - California Republic Bank
CRB Auto / Mechanics Bank
2015 – 2017 · 2 yrs
Austin, Texas Area

Vice-President-Dealer Financial Services

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Austin, Texas Area

Responsible for Business Development Initiatives in the Central/South/West Texas

Vice-President/Marketing & Business Development-Co Founder Austin Indoor Soccer Center

Austin Indoor Soccer Center
1999 – 2012 · 13 yrs
Austin, Texas Area

Co Founder: Austin Indoor Soccer Center -- Acquired by Lets Play!

Let's Play! Sports Inc. is the largest owner of Indoor Soccer Facilities in North America.
With over 60,000 games played annually, Let's Play! has Millions of visitors spendin... See more

Regional Sales Director

Ituran USA
2010 – 2011 · 1 yr

--Established the First US Sales Division outside of Florida for International GPS Manufacturer.

--Negotiated Master Distribution Partnership for fleet management product achieving the first
approved status with a National Purchasing Board of County and Municipal Govern... See more

Show 3 more experiences ⌄

Education

St.Edward's University

Bachelor of Arts (B.A.), International Business--Spanish
1989 – 1992

Cum-Laude

Research and Critical Missions Thesis: "Effects of the Proposed North American Free Trade
Agreement"
Published with Honors

North Shore High School, Houston, Tx

1982 – 1986
Activities and Societies: Captain-3 Yrs Varsity Soccer, 3 Yrs Varsity Football, Student Council
Treasurer

Volunteer Experience

Care Team Member

Care Communities
2015 – Present · 4 yrs
Social Services

The Care Communities surrounds people who are battling serious illness with a dedicated
family of volunteers and connects them to social workers who help ensure they have adequate
housing, food, and income. Care Teams and one-on-one volunteers work together to help with
non-medical daily tasks and offer companionship and emotional support to our neighbors who
need it most.

Mentor

Start Up Kids Club
2019 – Present · less than a year
Education

Guest Lecturer for Startup Kids Cohorts

 Search

CRM · 98

Barry Buckley and 97 connections have given endorsements for this skill

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Sales · 89

Endorsed by **MICHAEL SOSA and 14 others who are highly skilled at this**

Endorsed by **4 of Mike's colleagues at Ituran USA**

Sales Management · 89

Endorsed by **Ronnie Brown and 16 others who are highly skilled at this**

Endorsed by **3 of Mike's colleagues at Ituran USA**

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Recommendations

Received (9)   Given (16)

Kevin Gibian
Customer Service Professional
June 27, 2011, Mike worked with Kevin in the same group

Mike was great to work with, he had a commitment to his customer's and a commitment to excellent customer service and satisfaction.

Chip McLean
Business Model Transformation Strategist | Delivering exponential value and growth via platforms, networks and AI.
May 4, 2010, Mike worked with Chip in the same group

Mike is a systemic thinker. This thinking always challenged his fellow Board Members to recognize the impact of their decisions beyond just fixing the short term problem. Mike understands all dimensions of business and how to find the right balance. Mike is a man of integrity and has a "do right" mentality in b... **See more**

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